Exhibit 99.105

Fire & Flower Announces Third Quarter 2020 Financial Results and Achieves Positive Adjusted EBITDA

/NOT FOR DISSEMINATION INTHE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

This news release constitutes a “designated news release” for the purposes of the Company’s prospectus supplement dated December 2, 2020 to its short form base shelf prospectus and amended and restated base shelf prospectus dated November 24, 2020.

142% increase in quarterly revenue to $33.1 million year-over-year and a 147% increase in annual revenue to $84.8 million

TORONTO, Dec. 15, 2020 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), today announced its financial and operational results for the thirteen- weeks ended October 31, 2020.

Financial and Operational Highlights for the Thirteen Weeks Ended October 31, 2020.

●	Milestone achievement of positive Adjusted EBITDA of $1.2 million compared to a $0.3 million negative Adjusted EBITDA in Q2 2020.

●	Total revenue of $33.1 million at a gross profit of 34.7%, compared to revenue of $13.7 million in Q3 2019 at a gross profit of 34.7% - representing a 142% increase in year-over- year revenue. Quarter-over-quarter revenue increased 15.8% sequentially from $28.6 million in Q2 2020.

●	Obtained shareholder approval of the amendment agreement for the strategic investment of a wholly-owned subsidiary of Alimentation Couche-Tard (“ACT”) and received $10.3 million in proceeds from the exercise of warrants by ACT.

●	Expanded the presence of Fire & Flower stores in the key market of the province of Ontario through the completion the acquisitions for 2 retail store locations.

●	Significant sequential revenue growth in the wholesale distribution business, Open Fields, contributing $1.0 million of gross profit, an increase of 22% compared to Q2 2020.

●	Meaningful sequential growth of 55.8% in the Hifyre™ digital retail and analytics platform, contributing $1.5 million of gross profit compared to Q2 2020.

●	Continued to refine the Company’s business practices in response to the COVID-19 public health crisis as consumer behaviours and preferences evolve through a digital customer service model and a focus on customer and employee safety.

Subsequent Financial and Operational Highlights post October 31, 2020

●	Established the Company’s market leadership with the largest cannabis retail footprint in Canada with licences to 71 cannabis retail stores including 67 open and operating cannabis retail stores and 4 accessory stores which are temporarily closed due to COVID-19 restrictions in the province of Ontario.

●	Became a multi-brand cannabis retail operator through the acquisition of Friendly Stranger Holdings Corp. including the Friendly Stranger™, Happy Dayz™ and Hotbox™ brands with 21 operating cannabis retail locations in the province of Ontario.

●	Initiated an at-the-market equity program (“ATM Program”) to raise up to $15 million in equity financing to further support growth opportunities.

●	Completed acquisitions for 3 additional retail store locations in the key urban market of Toronto.

●	As the Toronto and Peel regions moved towards home delivery and curbside pickup, the Company rapidly responded and immediately deployed e-commerce capabilities through the Hifyre platform.

●	Hifyre’s Spark Perks™ member program achieved an increase of more than 38,000 members since the beginning of Q3 2020 and now has more than 183,000 members in the program that typically visit more frequently and transact with higher basket sizes, compared to non-members.

●	Launched industry-leading digital products including Hifyre Reach and Hifyre Spark which deliver compliant marketing solutions and tailor recommendations to individual consumer preferences.

●	Continued to realize positive financial and operational results as a result of optimization of the retail store network with a focus on maximizing the number of retail stores delivering positive margin contribution.

“The achievement of positive Adjusted EBITDA is a significant milestone and demonstrates our continued track record of delivering on our corporate objectives,” shared Trevor Fencott, Chief Executive Officer of Fire & Flower. “Despite the challenges presented by the COVID-19 public health crisis, Fire & Flower has continued to grow and demonstrate leadership as the largest cannabis retailer in Canada. We continue to work at maintaining positive Adjusted EBITDA and aggressively pursue growth opportunities for the Company.”

Selected Summary of Financial Results

(in thousands of dollars, except per share amounts)	Thirteen weeks ended			Thirty-nine weeks ended
Statement of Loss and Comprehensive Loss	October 31, 2020 ($)	November 2, 2019 ($)	$ Change %Change	October 31, 2020 ($)	November 2, 2019 ($)	$ Change %Change
Revenue	33,119	13,700	19,419	84,834	34,318	50,516
			142%			147%
Cost of goods sold	(21,614)	(8,949)	(12,665)	(55,844)	(21,859)	(33,985)
			142%			155%
Gross profit	11,505	4,751	6,754	28,990	12,459	16,531
			142%			133%
Expenses
General and administrative	9,575	7,115	2,460	26,986	20,236	6,750
			35%			33%
Share-based payments	581	788	(207)	1,990	2,373	(383)
			-26%			-16%
Marketing and promotion	241	499	(258)	677	1,292	(615)
			-52%			-48%
Acquisition and business development costs	780	180	600	966	201	765
			333%			381%
Depreciation & Amortization	2,914	2,094	820	8,926	5,508	3,418
			39%			62%
Impairment	-	-	-	4,279	-	4,279
			NM			100%
Gain on remeasurement of lease liabilities	(2,119)	-	(2,119)	(2,119)	-	(2,119)
			100%			100%
Total Expenses	11,972	10,676	1,296	41,705	29,610	12,095
			12%			41%
Loss from operations	(467)	(5,925)	5,458	(12,715)	(17,151)	4,436
			-92%			-26%
Listing expense	-	-	-	-	(1,835)	1,835
			NM			-100%
Gain on revaluation of derivative liability	35,796	23,089	12,707	21,082	29,483	(8,401)
			55%			-28%
Loss on debt extinguishment	(53,862)	-	(53,862)	(53,862)	(9,028)	(44,834)
			100%			497%
Interest income	110	53	57	198	223	(25)
			108%			-11%
Finance costs	(6,082)	(7,010)	928	(21,027)	(11,999)	(9,028)
			-13%			75%
Other (expense) income	(24,038)	16,132	(40,170)	(53,609)	6,844	(60,453)
			-249%			-883%
Total (loss) income before tax	(24,505)	10,207	(34,712)	(66,324)	(10,307)	(56,017)
			-340%			543%
Income tax expense	(1,218)	-	(1,218)	(1,218)	-	(1,218)
			100%			100%
			(35,930)			(57,235)
Net (loss) income and comprehensive (loss) income	(25,723)	10,207		(67,542)	(10,307)
			-352%			555%
Net (loss) income per share, basic	$(0.15)	$0.08	$(0.23)	$(0.42)	$(0.09)	$(0.33)
			-288%			367%
Net (loss) income per share, diluted	$(0.15)	$0.07	$(0.22)	$(0.42)	$(0.09)	$(0.33)
			-314%			367%

NM – Not Meaningful

Q3 2020 Operational and Financial Highlights

During the thirteen weeks ended October 31, 2020, the Company generated revenue of $33.1 million including sales of $26.5 million in the Retail channel, $5.1 million in the Distribution channel and $1.5 million in the Digital Retail and Analytics channel.

Total gross profit for the thirteen weeks ended October 31, 2020 was $11.5 million including gross profit of $9.0 million in the Retail channel, $1.0 million in the Distribution channel and $1.5 million in the Digital Retail and Analytics channel, compared to $4.8 million or 34.7% for the thirteen weeks ended November 2, 2019.

For the thirteen weeks ended October 31, 2020, the Company recorded net comprehensive loss of $25.7 million, or net loss per share, and on a basic and fully diluted basis, of $0.15. The net comprehensive loss incurred during the quarter was principally due to $53.9 million in extinguishment losses related to the amended of debentures and warrants held by ACT, partially offset by $35.8 million in revaluation gains on derivative liabilities in Q3 2020 and a decrease in loss from operations of $5.5 million in Q3 2020 as a result of increase in gross profit of $6.8 million in Q3 2020.

Growth Driving Positive Adjusted EBITDA

Fire & Flower achieved positive Adjusted EBITDA through a number of factors across all revenue channels including optimization and growth in our retail network and significant growth in both revenue and contributing gross margin from our Open Fields Distribution Business in the province of Saskatchewan and external independent revenue from the Hifyre Digital Retail and Analytics Platform.

Retail Update

Fire & Flower’s focus on “four-wall retail economics”, the optimization and expansion of its retail network was a contributing factor in achieving positive Adjusted EBITDA. In addition, the Company continues to monitor the COVID-19 public health crisis and adapt its business model to optimally serve customers.

As of December 15, 2020, the Company was operating a total 67 cannabis retail stores with 37 located in Alberta, 21 stores in Ontario, 7 stores in Saskatchewan and 1 store in each of Manitoba and Yukon territory.

Retail revenue for the thirteen weeks ended October 31, 2020 was $26.5 million, an increase of $14.7 million from the prior year and $3.2 million from the previous quarter. The increase in revenue was driven by a larger number of operating retail stores during the quarter and stronger sequential same store sales.

Gross profit for the thirteen weeks ended October 31, 2020 was $9 million, an increase of $5.2 million from the prior year and $0.9 million from the previous quarter. Gross profit dollars increased due to the expanded store network and several successful product promotions. The gross margin percentage improved over the prior year with the addition of higher margin cannabis 2.0 products into the sale mix, better product costing and reduced discounting activity on slower moving product. Gross margin percentage was lower over the second quarter as a result of planned traffic- driving promotions.

At the initial outset of the COVID-19 pandemic lockdown in mid-March 2020, the Company experienced higher than normal sales, but sales have since normalized and there was no material adverse impact to financial results despite temporarily closing certain stores to ensure the Company was sufficiently staffed and equipped to operate in the best interests of customers, employees and the community.

Open Fields Distribution Update

During the thirteen weeks ended October 31, 2020, Open Fields revenue increased to $5.1 million from $4.3 million in Q2 2020, representing a 19.3% increase between Q2 2020 and Q3 2020. Wholesale distribution revenue increased as the Saskatchewan market continued to open up with more retailers sourcing inventory from Open Fields. Improved supply from key distribution partners and the continued growth of cannabis 2.0 products and legacy categories are key drivers of this improvement.

In addition to creating an increased margin opportunity in the province, the Distribution channel demonstrates how this supply chain model can be adapted by the Company for use in other jurisdictions where direct wholesale relationships with licensed producers and accessory suppliers are permitted.

HifyreTM Digital Retail and Analytics Update

During the thirteen weeks ended October 31, 2020, Hifyre continued to develop and commercialize products within the Digital Retail and Analytics Platform. Digital product subscription revenue increased 55.8% sequentially from $0.9 million at Q2 2020 to $1.5 million at Q3 2020, as the Company increased commercial digital platform subscription and recurring monthly services to external clients, which had slowed in Q1 2020 during the onset of COVID-19. In Q1 2020 through Q3 2020, the platform also played a key role in adapting the Company’s retail business model to meet the regulatory and operational changes in response to COVID-19.

The Spark Perks program has surpassed more than 183,000 members. Program members typically transact more frequently and spend more per transaction than non-member customers. During the quarter, the platform has provided the Company with an enhanced understanding of its customers which allowed the Company to create a tailored customer experience resulting in anticipated higher customer lifetime value.

Customers using the Hifyre IQ platform now include the majority of major cannabis licensed producers. Customers also include equity research analysts, consulting firms and investment banks. The platform provides clients with a comprehensive understanding of consumer purchase behaviours in the Canadian adult-use cannabis market.

Non-IFRS Measures – Adjusted EBITDA

“Adjusted EBITDA” is a Non-IFRS metric used by management that does not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Management defines the Adjusted EBITDA as the Income (loss) for the period, as reported, before accretion and interest, tax, and adjusted for removing the share-based compensation expense, depreciation and amortization, gains and losses related to derivative liability revaluations and debt extinguishments, professional fees associated with financing and acquisition and business development activities, impairment charges, restructuring costs, and includes lease liability cash payments that would have been excluded from profit and loss due to the application of IFRS 16 accounting standards. Management believes “Adjusted EBITDA” is a useful financial metric to assess its operating performance on a cash basis before the impact of non-cash items. As other companies may calculate these non-IFRS measures differently than the Company, these metrics may not be comparable to similarly titled measures reported by other companies. We caution readers that Adjusted EBITDA should not be substituted for determining net loss as an indicator of operating results, or as a substitute for cash flows from operating activities. A reconciliation of net income to Adjusted EBITDA is presented below:

Adjusted EBITDA for the thirteen weeks ended October 31, 2020 was $1.2 million compared to $4.3 million negative Adjusted EBITDA for the thirteen weeks ended November 2, 2019 and a $0.3 million loss for the thirteen weeks ended August 1, 2020.

	Thirteen weeks ended		Thirty-nine weeks ended
(in thousands of dollars)	October 31, 2020 ($)	November 2, 2019 ($)	October 31, 2020 ($)	November 2, 2019 ($)
Net (loss) income and comprehensive (loss) income – as reported	(25,723)	10,207	(67,542)	(10,307)
Other (income) expense	24,038	(16,132)	53,609	(6,844)
Income tax expense	1,218	-	1,218	-
Share-based payments	581	788	1,990	2,373
Acquisition and business development costs	780	180	966	201
Depreciation & Amortization	2,914	2,094	8,926	5,508
Professional fees related to financing activities	280	-	372	168
Impairment	-	-	4,279	-
Gain on remeasurement of lease liabilities	(2,119)	-	(2,119)	-
Lease liability payments (1)	(750)	(1,409)	(3,194)	(3,523)
Adjusted EBITDA	1,219	(4,272)	(1,495)	(12,424)

(1)	Q3 2020 amounts represents two months of lease payments and is due to the timing of the fiscal accounting period end. Lease payments are made on the first of the calendar month. Payment for the calendar month of August 2020 was included as part of the twenty-six weeks ended August 1, 2020 financial results. In Q3 2019, amounts include lease payments not reflected in occupancy costs in the statement of income (loss).

Conference Call

Fire & Flower will host a conference call with Trevor Fencott, President and Chief Executive Officer, and Nadia Vattovaz, Executive Vice President, Operations and Chief Financial Officer at 8:30 AM Eastern Time on December 15, 2020. The conference call will discuss Fire & Flower’s third quarter financial and operational results and updates on the Company’s plans for the balance of the current fiscal year.

Dial In Information

Toll-Free Dial In Number: 1-888-390-0546

Replay Information (Available until January 5, 2021)

Toll-Free Dial In Number: 1-888-390-0541

Replay Code: 610767#

Upon completion of the live conference call, a replay of the conference call will be accessible on Fire & Flower’s website at https://fireandflower.com/investor-relations.

Fire & Flower’s financial statements and management discussion and analysis for the period are available on Fire & Flower’s SEDAR profile at www.sedar.com and on Fire & Flower’s website at www.fireandflower.com/investor-relations/.

About Fire & Flower

Fire & Flower is a leading purpose-built, independent adult-use cannabis retailer poised to capture significant Canadian market share. The Company guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital platform connects consumers with cannabis products. The Company’s leadership team combines extensive experience in the cannabis industry with strong capabilities in retail operations.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower, Friendly Stranger, Happy Dayz and Hotbox brands.

Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

Through the strategic investment of Alimentation Couche-Tard Inc., the Company has set its sights on the global expansion as new cannabis markets emerge.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to the Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements, including with respect to the closing of the Transaction on the terms described herein or at all. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward-looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the heading “Risk Factors” in the Company’s annual information form dated April 29, 2020 and the heading “Risks and Uncertainties” in the management discussion and analysis for the thirteen and thirty-nine weeks ended October 31, 2020 filed on its issuer profile on SEDAR at www.sedar.com.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations, investorrelations@fireandflower.com, 1-833-680-4948; Media Relations, media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 06:00e 15-DEC-20